NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

Drilling Discovers new Gold zone at Copperstone

September 10, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) has drilled a new high grade gold zone at the 100% owned Copperstone Project in Arizona. The Southwest target is approximately 1,000 meters southwest of the high grade gold resource, and is currently identified by three drill holes with high grade gold intercepts. The new drill holes are:

5.2 meters grading 18.3 grams per tonne gold in drill hole 07CS-30 includes 1.5 meters grading 58.8 grams per tonne gold

4.6 meters grading 12.3 grams per tonne gold in drill hole 07CS-31 includes 3.2 meters grading 16.1 grams per tonne gold

These Phase II exploration drill holes follow up successful Phase I drilling in the Southwest target. During 2006, one Phase I drill hole (06CS-22) was completed in the Southwest target, encountering 13.7 meters grading 3.9 grams per tonne gold, including 1.5 meters 25.8 grams per tonne gold, as previously announced. All of the three holes completed to date in the Southwest target have encountered significant widths of high grade gold mineralization. The zone remains open in all directions, and may represent the discovery of a new gold bearing structure similar to the Copperstone Fault which hosts the high grade gold resources. The development of additional resources would positively impact Bonanza’s ongoing studies to place Copperstone into production. Follow up drilling is being planned for this target.

Drill hole 07CS-30 is located approximately 60 feet west of drill hole 06CS-22, and drill hole 07CS-31 is located about 150 feet south of hole 07CS-30. The new gold zone strikes approximately 20 degrees west of north (near parallel to the Copperstone Fault) and has an intermediate dip to the northeast (same direction as the Copperstone Fault).

Copperstone Phase II Exploration Drilling Gold Results

Hole ID	From (m)	To (m)	Length (m)	(Gold g/t)	Comment
07CS-28	230.2	237.8	7.6	0.6	Lost before TD
07CS-29	306.7	307.8	1.1	0.7	NE dumps target
07CS-30	251.8	257.0	5.2	18.3	Southwest target
including	251.8	253.4	1.5	58.8	“
07CS-31	204.3	210.4	6.1	3.4	Southwest target
including	205.8	208.8	3.0	5.5	“
and	224.1	225.6	1.5	4.3	“
and	265.9	270.4	4.6	12.3	“
including	266.6	269.8	3.2	16.1	“
and	284.5	289.3	4.9	2.7	“
including	284.5	285.4	0.9	8.2	“
and	294.5	295.4	0.9	3.6	“
and	320.6	323.6	3.0	5.2	“
07CS-41	341.5	343.0	1.5	0.6	NE dumps target

07CS-42	333.8	336.9	3.0	1.6	Millsite target
and	356.7	358.2	1.5	2.0	“

Phase II drilling is complete, consisting of 16 drill holes with a combined length of 5,238 meters (17,180 feet) and was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling. Assays for the remaining Phase II drilling will be announced soon. The current drill holes were apparently drilled at intermediate angles to the mineralized structure, and therefore exceed the true thicknesses, which will be determined with further drilling and analysis. During the 2006 Phase I exploration drilling Bonanza completed 27 drill holes with a total length of 7,695 meters (25,247 feet) in 10 geophysical and structural targets within 1200 meters of the Copperstone resources.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should shorten the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade north of the pit at the D zone.

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2006, as previously announced, AMEC E & C Services Inc. estimated a NI 43-101 compliant gold resource based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold as:

Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
Measured Indicated	10,400 960,000	20.9 10.6	7,005 327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

Bonanza acquired 100% of the Copperstone Property in 2002, to explore the down dip underground high grade extension to the Copperstone Fault. Cyprus Minerals produced 500,000 ounces of gold from the upper portion of the Copperstone Fault from 1987 to 1993, operating a 2,500 tons per day open-pit mine. Total mine production was 5,500,000 tonnes at a grade of 3.8 grams per tonne gold, with gold recoveries of 89 percent. The mine was closed in 1993 when the economic limit of open-pit mining was reached at the then prevailing gold price of $360 per ounce. Metallurgical recoveries were excellent during the mining, and subsequent studies of the current resource indicate similar excellent gold recoveries.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona and several other promising projects. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Jose Portacio, Bonanza's Project Manager for Copperstone. Mr. Portacio is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 252 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 20 standards were inserted for assay for the drill holes announced here. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term.3"Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com